UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: March 13, 2025

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.

(Translation of registrant’s name into English)

354 Davis Road

Oakville, Ontario, L6J 2X1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release dated March 13, 2025

99.2	Cooperation Agreement dated March 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: March 13, 2025	By:	/s/ Jennifer Tindale
Name: Jennifer Tindale
Title: Chief Legal Officer